Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 70 dated December 18, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PQ61

ISIN:	US52517PQ616

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$400,000,000

	Total	Per Note
Issue Price:	$400,000,000	100.00%
Agents’ Commission:	$600,000	0.15%
Proceeds to Lehman Brothers Holdings:	$399,400,000	99.85%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:	Lehman Brothers
TD Securities
HSBC

Agents’ Capacity:	☒ As principal ☐ As agent

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	December 18, 2006

Issue Date:	December 21, 2006

Stated Maturity Date:	December 23, 2008

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: __________________
☐ Fixed Rate Note

Interest Rate per Annum:	_______%

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
	☐ Treasury Rate:	Constant Maturity ☐ Yes ☐ No
☒ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other: __________________

Index Maturity:	Not applicable

Spread:	- 2.85%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Quarterly on the 23rd of March, June, September and December, commencing on March 23, 2007

Interest Determination Dates:	One business day prior to each Interest Reset Date

Interest Reset Dates:

Daily on each business day, commencing on December 21, 2006, provided that (a) the Prime Rate in effect for any day that is not a business day shall be the Prime Rate in effect for the prior business day and (b) the Prime Rate in effect on the second business day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date.

Business Day Convention:	Following

Adjusted:	☒ Yes ☐ No

Calculation Agent:	Citibank, N.A.

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes
Lehman Brothers Inc.	$392,000,000
TD Securities (USA) LLC	4,000,000
HSBC Securities (USA) Inc.	4,000,000
Total	$400,000,000

Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.10% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.05% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system. Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.